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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _______)*


                           Cohesion Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   19248N-10-1
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]     Rule 13d-1(b)

    [ ]     Rule 13d-1(c)

    [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Note:
-----
*The stock holdings represented herein reflect ownership as of December 31, 1998.

Reid W. Dennis (Reporting Person)
S.E.C. Account #0000903975

-----------------------------------------------------                                     ------------------------------------------
CUSIP No.   19248N-10-1                                              13G                                 Page 2 of 5 Pages
         ----------------------------------------
-----------------------------------------------------                                     ------------------------------------------

------------- ----------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Reid W. Dennis                             SSN ####-##-####
------------- ----------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      [ ]
                                                                                (b)     [ ]
------------- ----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------- ------- -----------------------------------------------------------------------------------------------
     NUMBER OF SHARES          5     SOLE VOTING POWER  (See Exhibit A)
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH             696,043 Shares   *Includes Stock Options held by Mr. Dennis for 30,000 shares
                             ------- -----------------------------------------------------------------------------------------------
                               6     SHARED VOTING POWER

                                     N/A
                             ------- -----------------------------------------------------------------------------------------------
                               7     SOLE DISPOSITIVE POWER  (See Exhibit A)

                                     696,043 Shares  *Includes Stock Options held by Mr. Dennis for 30,000 shares
                             ------- -----------------------------------------------------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     N/A
------------- ----------------------------------------------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Exhibit A)

              696,043 Shares  *Includes Stock Options held by Mr. Dennis for 30,000 shares
------------- ----------------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                     Excludes 1,500 shares held by Mr. Dennis as Trustee for Suzanna Weaver Dennis,
              |X|    in which he disclaims any beneficial ownership
------------- ----------------------------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.3%
------------- ----------------------------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              IN
------------- ----------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1:  Issuer

(a) Issuer:                                  Cohesion Technologies, Inc.
                                             ("The Issuer")

(b) Address of Principal Executive Office:   2500 Faber Place
                                             Palo Alto, CA  94303

Item 2:  Filing Persons

(a) Name of Person Filing:                   Reid W. Dennis


(b) Principal Business Address:              3000 Sand Hill Road
                                             Building 2, Suite 290
                                             Menlo Park, California  94025

(c) Citizenship/Place of Organization:       U.S.A.

(d) Title of Class of Securities:            Common Stock

(e) CUSIP Number:                            19248N-10-1

Item 3:    Not Applicable

Item 4:  Ownership

(a) Amount Beneficially Owned:               696,043 Shares  (See Exhibit A)

(b) Percent of Class:                        8.3%

(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote        696,043 shares
                                                          (See Exhibit A)
    (ii)  shared power to vote or to direct the vote      -0-
    (iii) sole power to dispose or to direct
          the disposition of                              696,043 shares
                                                          (See Exhibit A)
    (iv)  shared power to dispose or to direct
          the disposition of                              -0-


Item 5: Ownership of Five Percent or Less of a Class:     Not Applicable

Item 6: Ownership of more than 5% on Behalf of Others:    Not Applicable

Item 7: Identification and Classification of the          Not Applicable
        Subsidiary Which Acquired the Security
        Being Reported on By the Parent Holding
        Company

Item 8: Identification and Classification of Members      Not Applicable
        of the Group

Item 9: Notice of Dissolution of Group:                   Not Applicable

Item 10 Certification                                     Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  ______________________________
                                                              Date


                                                  ______________________________
                                                           Signature


                                                  ______________________________
                                                          Name/Title

                                                              EXHIBIT A

------------------------------ ------------ ----------- ------------- ---------------- ------------------ ----------------------
1. Title of Derivative         2. Conver-   3. Trans-   4.Transac-    5. Number of     6. Date            7. Title and Amount
   Security                       sion or      action     tion           Derivative       Exercisable        of
   (Instr. 3)                     Exercise     Date       Code           Securities       and Expiration     Underlying
                                  Price of    (Month/     (Instr. 8)     Acquired         Date (Month/       Securities
                                  Deriv-      Day/ Year)                 (A) or           Day/Year)          (Instr. 3 and 4)
                                  ative                                  Disposed of
                                  Security                               (D)
                                                                         (Instr. 3, 4,
                                                                         and 5)



                                                                                       -------- --------- ----------- ----------
                                                                                        Date    Expira-     Title     Amount or
                                                                                        Exer-     tion                Number of
                                                                                       cisable    Date                 Shares
                                                        ------- ----- ------ ---------
                                                         Code    V     (A)     (D)
------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------
Common Stock Options                                            *J    A                                               30,000 Sh
------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------
"                   "
------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------
------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------
------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------
------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------

------------------------------ ------------ ----------- ------- ----- ------ --------- -------- --------- ----------- ----------




-------------------------- ----------- ------------- ------------- ----------
1. Title of Derivative     8. Price    9. Number     10. Owner-    11. Nature
   Security                   of          of Deriv-      ship          of In-
   (Instr. 3)                 Deriv-      ative          Form of       direct
                              ative       Secur-         Deriv-        Bene-
                              Secur-      ties Bene-     ative         ficial
                              ity         ficially       Security;     Own-
                             (Instr. 5)   Owned          Direct        ership
                                          at End         (D) or       (Instr. 4)
                                          of Month       Indirect
                                         (Instr. 5)      (1)
                                                         (Instr. 4)
-------------------------- ----------- ------------- ------------- ----------
Common Stock Options                   30,000 Shs.   D
-------------------------- ----------- ------------- ------------- ----------
"                   "
-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------
-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------
-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------
-------------------------- ----------- ------------- ------------- ----------

-------------------------- ----------- ------------- ------------- ----------
Explanation  of Responses:  * Acquired in a distribution by Collagen Corporation on August 18, 1998 in which I received 676,043 shs. of Cohesion Technologies, Inc. common stock and 30,000 Cohesion Technologies, Inc. common stock options. I disclaim any beneficial ownership of 1,500 shares of Cohesion Technologies, Inc. (acquired in the August 18, 1998 Collagen Corporation distribution) common stock held by me as Trustee for Suzanna Weaver Dennis